AMENDMENT NO. 2
                                       TO
                      AGREEMENT AND PLAN OF REORGANlZATION

     Amendment No. 2, dated as of October 6, 1995 (this "Amendment") to the Agreement and Plan of Reorganization dated as of April 21, 1995, (the "Merger Agreement") as amended by Amendment No 1, dated August 1, 1995, between Alamar Biosciences, Inc., a California corporation ("Alamar"), and AccuMed, Inc., an Illinois corporation doing business as AccuMed International, Inc. ("AccuMed").

     NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the adequacy, sufficiency and receipt of which are hereby acknowledged, and intending to be legally bound, in accordance with Section 9.4 of the Merger Agreement, the parties agree as follows:

     1. Section 1.6 of the Merger Agreement is hereby deleted and the following is inserted in lieu thereof:

          "1.6 Effect on Capital Stock and Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of AccuMed or the holders of any of the following securities:

               (a) Conversion of AccuMed Capital Stock and Warrants. Each share of Common Stock, no par value, of AccuMed (the "Accumed Capital Stock") and each Warrant to purchase a share of AccuMed Capital Stock (the "AccuMed Warrants") issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and will be converted automatically into the right to receive, in the case of AccuMed Capital Stock, or the right to purchase, in the case of AccuMed Warrants, the former holder's pro rata portion of 6,178,104 shares of Common Stock, no par value, of Alamar (the "Alamar Common Stock"). Each share of AccuMed Capital Stock shall be canceled and converted as set forth in this Section 1.6 (a) upon surrender of the certificate representing such share of AccuMed Capital Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in manner provided in Section 1.9). Each AccuMed Warrant shall be canceled and converted into a warrant to purchase the holder's pro rata portion of the Alamar Common Stock (an "Alamar Warrant") as set forth in Section 1.13 upon surrender of the warrant certificate representing such AccuMed Warrant.

               (b) Adjustments to Exchange Ratio. The number of shares of Alamar Common Stock and Alamar Warrants into which each share of AccuMed Common Stock and each AccuMed Warrant, respectively, shall convert pursuant to this Article I shall be adjusted to reflect fully the effect of any split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Alamar Common Stock), reorganization, recapitalization or other like change with respect to Alamar Common Stock or Accumed Capital Stock occurring after the date hereof and prior to the Effective Time, except for the issuance of any shares of Alamar Common Stock pursuant to the S Private Placement and/or the D Private Placement

               (c) Fractional Shares. No fraction of a share of Alamar Common Stock will be issued by virtue of the Merger; in lieu thereof each AccuMed Shareholder who would otherwise be entitled receive to a fraction of a share of Alamar Common Stock (after aggregating all fractional shares of Alamar Common Stock to be received by such holder) shall receive one additional share of Alamar Common Stock if such fraction is one-half or more and no additional share of Alamar Common Stock if such fraction is less than one-half. Likewise, Alamar Warrants will be issued for the purchase of whole shares only and not for any fraction of a share of Alamar Common Stock; each holder of an AccuMed Warrant who would otherwise be entitled to receive an Alamar Warrant for the purchase of a fraction of a share of Alamar Common Stock (after aggregating all fractional shares of Alamar Common Stock such holder would be entitled to purchase pursuant to the Alamar Warrants to be received by such holder) shall receive a Warrant to purchase one additional share of Alamar Common Stock if such fraction is one-half or more and no additional share of Alamar Common Stock if such fraction is less than one-half.

     2. Section 2.1 of the Merger Agreement is hereby deleted and the following is inserted in lieu thereof:

     2.1 Grant of Option. In further consideration of AccuMed's execution of this Agreement and consummation of the Merger and the operation of AccuMed's business by its management and employees during the period from the date hereof until the Closing Time for the ultimate benefit of Alamar, Alamar shall, on the Closing Date, grant to AccuMed's officers and employees, options (the "Options") to purchase from Alamar up to an additional 1,000,000 shares of Alamar Common Stock plus, if the Option Price (as defined below) is greater than $1.25, such number of shares of Alamar Common Stock as shall be determined by subtracting $1.25 from the Option Price, then multiplying by up to 1,000,000 and dividing by the Option Price (collectively, the "Option Shares"). The Options shall be granted pursuant to the Stock Option Plan of Alamar in effect as of the Closing Date (the "Option Plan"). The Option Shares shall be distributed on the Closing Date, as determined by the Board of Directors of AccuMed prior to the Closing Date, subject to applicable law and the terms of the Option Plan. Alamar covenants that, at all times from the date hereof until the earlier of the expiration of the Option Period (as hereinafter defined) or the exercise in full of all of the Options, Alamar will have reserved for issuance under the Option Plan such number of authorized but not issued and not outstanding shares of Alamar Common Stock as equals (a) the aggregate number of Option Shares issuable upon exercise of Options, less (b) such number of shares of Alamar Common Stock as have previously been issued upon exercise of Options. The Option Plan shall be amended, if necessary, so that a sufficient number of shares of Alamar Common Stock are reserved for issuance upon exercise of Options, and any such amendment shall be submitted to Alamar's shareholders for approval at the Alamar Shareholders' Meeting.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first above written.


                                        ALAMAR BIOSCIENCES, INC.


                                        By:  /s/  Peter P. Gombrich
                                             -------------------------------
                                             Peter P. Gombrich
                                             Acting Chief Executive Officer


                                        ACCUMED, INC.


                                        By:  /s/  Peter P. Gombrich
                                             -------------------------------
                                             Peter P. Gombrich
                                             Chief Executive Officer